NO ACT

PE
1-2-14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

14005266

FEB 28 2014
Washington, DC 20549

February 28, 2014

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 2-28-14

Scott McMillen
The Charles Schwab Corporation
scott.mcmillen@schwab.com

Re: The Charles Schwab Corporation
Incoming letter dated January 2, 2014

Dear Mr. McMillen:

This is in response to your letters dated January 2, 2014, January 30, 2014 and February 6, 2014 concerning the shareholder proposals submitted to Charles Schwab by the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Employees' Retirement System, the New York City Police Pension Fund and the New York City Board of Education Retirement System. We also have received letters on the proponents' behalf dated January 24, 2014, February 4, 2014 and February 6, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Richard S. Simon
The City of New York
Office of the Comptroller
rsimon@comptroller.nyc.gov

February 28, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Charles Schwab Corporation
Incoming letter dated January 2, 2014

The first proposal requests that the board adopt and enforce a policy requiring the company to disclose annually its EEO-1 data. The second proposal requests that the company provide a report on political contributions and expenditures that contains information specified in the proposal.

We are unable to concur in your view that Charles Schwab may exclude the proposals under rule 14a-8(c). Accordingly, we do not believe that Charles Schwab may omit the proposals from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that Charles Schwab may exclude the first proposal under rules 14a-8(i)(2) and 14a-8(i)(6). Accordingly, we do not believe that Charles Schwab may omit the first proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6).

Sincerely,

Sonia Bednarowski
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET. ROOM 602
NEW YORK. N.Y. 10007-2341

SCOTT M. STRINGER
COMPTROLLER

Richard S. Simon
Deputy General Counsel

Email:
rsimon@comptroller.nyc.gov
Telephone:
212-669-4568

February 6. 2014

BY EMAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington. D.C. 20549

Re: Charles Schwab Corp.;
Shareholder Proposals submitted by the New York City Retirement Systems

To Whom It May Concern:

In brief reply on behalf of the New York City Retirement Systems to the February 6. 2014 letter sent by The Charles Schwab Corporation in further support of its January 2, 2014 no-action request, we note simply that Schwab still has not identified any statute or regulation that bars a company's voluntary disclosure of its own Form EEO-1 data; and that nothing on the face of the Proposal seeks data as to employees' locations. although doing so would also not violate any law. We respectfully submit that the Company's request for "no-action" relief should be denied.

Sincerely,

Richard S. Simon

Cc: Scott McMillen, Esq.
Vice President and Associate General Counsel
Charles Schwab Corp.

THE CHARLES SCHWAB CORPORATION
211 Main Street, San Francisco, California 94105

February 6, 2014

By electronic transmission to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: ***The Charles Schwab Corporation—Omission of Stockholder Proposals Submitted by New York City Comptroller John C. Liu on behalf of the New York City Pension Funds —Securities Exchange Act of 1934, as amended—Rule 14a-8; Response to Proponent's Letter of February 4, 2014***

Ladies and Gentlemen:

This letter addresses misleading statements and conclusions in the New York City Comptroller's (the "*Proponent*" or "*Comptroller*") further response dated February 4, 2014. As requested by The Charles Schwab Corporation (the "Company") in its request for no-action dated January 2, 2014 and response letter dated January 26, 2014, the Proponent's proposals should be omitted from the Proxy Materials for the Company's 2014 Annual Meeting.

Is there a statute or regulation that prevents an employer from "voluntarily" disclosing EEO-1 data?

Yes. As discussed in the Company's no-action request of January 2, 2014 and the opinion of counsel submitted therewith, 29 C.F.R. § 1602.7 requires employers to submit EEO-1 forms and data "in conformity with the directions set forth in the form and accompanying instructions." The form and accompanying instructions thereby have the force of law and require that the data gathered "will be kept confidential" with only limited exceptions to disclosure, including the government's receipt and use of the data. There is simply no exception for "voluntary" disclosure (if the Comptroller's attempt to force disclosure through the shareholder proposal process is "voluntary") contained in the statute, forms or accompanying instructions.

Must EEO-1 data be kept confidential by the employer?

Yes. The instructions and the form, which require employers to "invite" employees "voluntarily" to self-identify sensitive information about their backgrounds, make it absolutely clear that employers must explain to their employees that they have an obligation to their employees to hold the information strictly confidential.

In attempting to refute this, the Comptroller for the first time cites to an EEOC website FAQ referencing federal contractors. That FAQ actually proves that his argument is incorrect. Employers that are federal contractors are required to file the EEO-1 Form both under Title VII's regulations (at 29 C.F.R. § 1602.7) and under the regulations implementing Executive Order 11246 (at 41 C.F.R. § 60-1.7). Under Title VII, the EEO-1 Form goes to the EEOC, which must keep the EEO-1 data confidential; under

EO 11246, the EEO-1 Form goes to the Office of Federal Contract Compliance Programs ("OFCCP"), which, as noted in the EEO-1 FAQ quoted by the Comptroller and as described in the EEO-1 instructions, may disclose EEO-1 reports from federal contractors. Nonetheless, according to the EEO-1 instructions, both federal contractors and non-contractors must assure their employees that "the information obtained will be kept confidential." That assurance of confidentiality, therefore, obviously must relate to the employer's obligation to protect EEO-1 data, not to the government's obligations, because the required assurance applies to all employers. Nothing in the FAQ suggests otherwise.

Does partial disclosure of some diversity data by other companies require the Company to disclose its EEO-1 data?

No. The Comptroller's argument that other companies disclose some diversity data does not impose an obligation by the Company to violate the law. The "EEO-1 data" that the Company – like any multi-establishment employer – must submit identifies four linked data points for each employee: gender, race or ethnicity, occupational category, and location. As discussed in the Company's response letter of January 26, 2014, no company discloses the "comprehensive" EEO-1 data required by this Proposal. For the Comptroller now to suggest that his proposal does not request "EEO-1 data – a comprehensive breakdown of its workforce by race and gender according to 10 employment categories" – would be an impermissible amendment to the Proposal.

Does the Comptroller control the Pension Funds?

Yes. Belying the Comptroller claims to the contrary in letters to the Commission, he admits in court-filed pleadings (cited in the Company's January 2, 2014 letter) his authority to choose, negotiate with and contract with a lending agent responsible for billions of the Funds' dollars. On the Comptroller's website, he admits publicly his responsibility for "voting the funds' domestic proxies and developing and implementing the funds' shareowner initiatives." The Comptroller's behavior in submitting shareholder proposals to the Company (submitting Proposal 2 on behalf of all five funds for each of seven years, but splitting off two funds this year to submit the additional Proposal 1 for EEO-1 data) evidences this carefully coordinated control. It defies logic to assume that each fund has made an independent decision that would allow the Comptroller to submit multiple proposals.

If you have any questions or need additional information, please do not hesitate to contact the undersigned at (415) 667-1602, or Michael J. Halloran of Pillsbury Winthrop Shaw Pittman LLP at (415) 307-4124.

Very truly yours,

S. Scott McMillen

Scott McMillen
Vice President and Associate General Counsel
Scott.McMillen@Schwab.com

cc: Richard S. Simon, Deputy General Counsel, City of New York (rsimon@comptroller.nyc.gov and overnight mail)

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET, ROOM 602
NEW YORK, N.Y. 10007-2341

SCOTT M. STRINGER.
COMPTROLLER

Richard S. Simon
Deputy General Counsel

Email:
rsimon@comptroller.nyc.gov
Telephone:
212-669-4568

February 4, 2014

BY EMAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: **Charles Schwab Corp.;**
Shareholder Proposals submitted by the New York City Retirement Systems

To Whom It May Concern:

I write on behalf of the New York City Retirement Systems (the "Systems"), in response to the January 30. 2014 letter (the "Company Reply Letter") sent by The Charles Schwab Corporation ("Schwab" or the "Company") in further support of its January 2, 2014 no-action request. In its Reply Letter, the Company seeks to buttress its arguments (i) under SEC Rules 14a-8(i)(2) and 14a-8(i)(6), that despite the absence of any prohibition in any statute or regulation, it is illegal for any company to disclose data from its own Form EEO-1 diversity filings; and (ii) under Rule 14a-8(c), that although it is undisputed that each System has its own separate and independent Board of Trustees, the members of which make the investment and proxy decisions for that System. the five separate Systems must be counted as only one filer when submitting more than one shareholder proposal.

As shown below, the Company's further arguments are both unsupported by law and contrary to the facts. Accordingly, each of the Systems again respectfully requests that the Staff of the Division deny the relief that the Company seeks.

I. Nothing in any Statute or Regulation Bars a Company from Disclosing its own Form EEO-1 Diversity Data

Without citing any new source, Schwab continues to press an argument that for purposes of SEC Rules 14a-8(i)(2) and (i)(6), one paragraph in the EEOC's online guidance as to what employers should tell their employees about completing diversity questionnaires should be read to make it illegal for a company to make voluntary disclosure of all or part of its own Form EEO-1 workforce diversity data. Not only does Schwab simply misread that guidance, but it again fails to address at all the governing statute that the Systems discussed in their January 24, 2014 response (the "Systems' Letter"): Section 709(e) of Title VII of the Civil Rights Act of 1964, 42 U.S.C. § 2000e–8, which requires the employer to report the data to the federal government for civil rights enforcement, and which on its face imposes solely on the government any nondisclosure duty.

Without repeating our detailed discussion of the statutory and regulatory scheme (Systems' Letter at pp. 3-4), we note that the EEOC's own FAQ, citing the federal Civil Rights Act, is clear when it also limits solely to the government any nondisclosure duty as to Form EEO-1 data:

> *2. Is EEO-1 data confidential?*
> A. The EEOC is prohibited by federal statute, i.e. Section 709(e) of Title VII of the Civil Rights Act of 1964, as amended, from making public the employment data derived from any of its compliance surveys. Many years ago, the courts ruled that the prohibition against disclosure in Title VII does not apply to federal government prime contractors or first-tier subcontractors. However, requests for employment data for federal government prime contractors/first-tier subcontractors must be directed to the Office of Federal Contract Compliance Programs (OFCCP) in the U.S. Department of Labor.

http://www.eeoc.gov/employers/eeo1survey/faq.cfm. Accordingly, Schwab errs when it claims that the EEOC guidance as to what employers tell employees is intended to block employers' ability to disclose (Company Reply Letter at pp. 2-3). The paragraph Schwab cites begins by noting that the employer must provide data to the government. The only reasonable reading of the rest of the paragraph, in light of the governing federal statute, the EEOC FAQ, and the first sentence of that paragraph is:

> The information obtained will be kept confidential [by the government] and may only be used [by the government] in accordance with the provisions of applicable laws, executive orders, and regulations, including those [such as the Civil Rights Act] that require the information to be summarized and reported [by the employer] to the federal government for civil rights enforcement.

As that paragraph of informal EEOC guidance, the sole source for the Company's claim that it is illegal for a company to disclose voluntarily its own EEO-1 data, actually imposes no such bar, Schwab's Rule 14a-8(i)(2) and (i)(6) arguments must fail.

Finally, the Company Reply Letter claims that the Proposal asks for Schwab's EEO-1 data by individual office (Company Reply Letter at pp. 3-4). In fact, the Proposal on its face makes no such request: it asks only for the Company's "EEO-1 data – a comprehensive breakdown of its workforce by race and gender according to 10 employment categories." There is no request for a breakdown by individual office. Put another way, although no statute, regulation or agency guideline cited by the Company or in the Systems' Letter would bar disclosure of diversity data by location, the Systems have not asked for such disclosure. The Proposal does not seek anything more than the kind of aggregated EEO-1 data that, as the Systems' Letter stated accurately (Systems' Letter at p. 5), has for decades been routinely and voluntarily disclosed by other major public companies, including nationwide financial services companies.*

Indeed, the Proposal's Supporting Statement cites with approval to the EEO-1 disclosures by such multi-location financial services companies as Citibank. Citibank's EEO-1 disclosure, http://citizenship.citigroup.com/citi/citizen/assets/pdf/diversity2012.pdf at p. 10, is detailed, but aggregated across all of its locations, and the Systems' Proposal seeks nothing more. Schwab also repeats its assertion that disclosure of diversity data for its workforce must be deemed illegal out of a claimed concern for the privacy of its well-publicized most senior executives (Company Reply Letter at pp. 4-5). However, the senior executives' purported concern cannot create a legal bar to a Proposal to disclose workforce diversity data, in the absence of any statute, regulation, or agency guideline to that effect, or any other binding document which reflects a prohibition contained in those sources. With no showing of any legal bar to the action requested by the Proposal, Schwab's impossibility and illegality arguments for exclusion pursuant to Rules 14a-8(i)(2) or (i)(6) must fail.

Accordingly, as there is no possible illegality here from the voluntary disclosure that the Proposal requests, there is no basis for permitting the Company to omit the Proposal under Rules 14a-8(i)(2) or (i)(6).

II. The Five Separate Systems Are Not "One" Proponent, and that Does Not Change Simply Because the Comptroller Chose a Subcustodian, and Recommended Shareholder Proposals

Without repeating the Systems' arguments in the *Blockbuster* no-action denial or in the Systems' Letter, we simply note again that neither of the two facts cited again in the Company Reply Letter shows in any way that the Systems are not separate and/or are under the common control of the City Comptroller (Company Reply Letter at pp. 6-7). First, it shows no control for the Comptroller, as statutory Custodian of Assets, simply to select a bank as subcustodian, to hold and report on the assets purchased by the outside managers selected by the Boards of the independent Systems. Second, it shows no control for the Comptroller to recommend shareholder proposals to the respective proxy committees of the separate Systems, especially where the Comptroller sits on only one System's proxy committee, and even there has only one of several votes.

* For that same reason, it is wrong for Schwab to assert (Company Reply Letter at pp. 3-4) that it was "false and misleading" for the Systems to state truthfully to the Staff that major companies have for decades made voluntary disclosure of the same kind of EEO-1 data that the Proposal requests.

In sum, the facts disprove any contention that any System is the "alter ego" of any other System or of the Comptroller. Accordingly, as the Staff advised in 2007 in *Blockbuster, Inc.* (March 12, 2007), the Company should not be permitted to omit the Proposals under SEC Rule 14a-8(c).

III. Conclusion

For the reasons set forth herein, the five Systems respectfully submit that the Company's request for "no-action" relief should be denied. Should you have any questions or require any additional information, please do not hesitate to contact me at the number listed above.

Thank you for your consideration.

Sincerely,

Richard S. Simon

Cc: Scott McMillen, Esq.
Vice President and Associate General Counsel
Charles Schwab Corp.

THE CHARLES SCHWAB CORPORATION
211 Main Street, San Francisco, California 94105

January 30, 2014

By electronic transmission to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *The Charles Schwab Corporation—Omission of Stockholder Proposals Submitted by New York City Comptroller John C. Liu on behalf of the New York City Pension Funds — Securities Exchange Act of 1934, as amended—Rule 14a-8; Response to Proponent's Letter of January 24, 2014*

Ladies and Gentlemen:

The Charles Schwab Corporation (the "*Company*") has reviewed the letter submitted by New York City Comptroller John C. Liu (the "*Proponent*" or "*Comptroller*") on behalf of the five New York City Retirement Systems (the "*Funds*") dated January 24, 2014 (the "*Response*"). The Company respectfully submits this letter to respond to the faulty arguments in the Proponent's Response and requests that the Staff concur, as outlined in the Company's letter of January 2, 2014, that it will not recommend enforcement action to the Commission if the Company omits the proposals submitted by the Comptroller from the Proxy Materials for the Company's 2014 Annual Meeting.

I. The Company's Response to The Proponent's Arguments Regarding Proposal 1

The Proponent incorrectly asserts that Proposal 1 is not barred by the regulations requiring confidential treatment of any individually identifiable EEO-1 data. As discussed below, the Proponent's interpretation of the law and applicable regulation on this subject is simply inaccurate. The Proponent's other arguments in favor of Proposal 1 are based on erroneous factual assertions which are neither accurate nor sufficient to disregard the legal prohibition on the disclosures that the Proponent seeks. Because the Company cannot voluntarily adopt a policy in violation of the law, the Commission must allow the Company to omit Proposal 1 under Rules 14a-8(i)(2) and 14a-8(i)(6) for the reasons stated in the Company's initial request.

Proposal 1 reads as follows:

RESOLVED: Shareholders request that the Board of Directors adopt and enforce a policy requiring Charles Schwab Corporation (the "Company") to disclose annually its EEO-1 data – a comprehensive breakdown of its workforce by race and gender according to 10 employment categories – on its website, beginning in 2014. (Emphasis added).

A. The Proponent incorrectly asserts that the implementation of Proposal 1 would not violate federal law.

In its Response and consistent with the wording of Proposal 1, the Proponent makes clear that it is proposing to have the Company make a public disclosure of "all" of its EEO-1 data. Proposal 1 asks the Company to "disclose annually its EEO-1 data – a comprehensive breakdown of its workforce by race and gender according to 10 employment categories – on its website, beginning in 2014." (Emphasis added).

The Company, like nearly every U.S. employer with 100 or more employees, is required under 29 C.F.R. § 1602.7 to, on an annual basis, "file with the [Equal Employment Opportunity] Commission or its delegate executed copies of Standard Form 100, as revised (otherwise known as 'Employer Information Report EEO-1') in conformity with the directions set forth in the form and accompanying instructions." (Emphasis added).

In its Response, the Proponent seeks to deny that employers have a legal obligation to maintain the confidentiality of the EEO-1 data. The Company and the Proponent agree that the government itself is legally prohibited from disclosing the EEO-1 data except in aggregated form, so as "not to reveal any particular employer statistics." The Proponent incorrectly asserts, however, that the numerous restrictions on governmental disclosure of unaggregated EEO-1 data mean that employers face no restrictions on its use.

To the contrary, the EEO-1 instructions – which the Company is required by the regulation to follow – impose an unambiguous confidentiality obligation on employers. The instructions direct employers to solicit data from employees about their sex, race, and ethnicity. In addition, employers are required to "provide a statement to" their employees about the restrictions on the employer's use of that data, using language the same as or substantially similar to that set out the instructions (http://www.eeoc.gov/employers/eeo1survey/2007instructions.cfm). The Company restates that language directly from the EEO-1 instructions below in full, because it is the language the Company is required to include in its solicitation of demographic information from its employees and it is critical to understanding the legal prohibition on voluntary disclosure of its EEO-1 data:

"The employer is subject to certain governmental recordkeeping and reporting requirements for the administration of civil rights laws and regulations. In order to comply with these laws, the employer invites employees to voluntarily self-identify their race or ethnicity. Submission of this information is voluntary and refusal to provide it will not subject you to any adverse treatment. The

> information obtained will be kept confidential and may only be used in accordance with the provisions of applicable laws, executive orders, and regulations, including those that require the information to be summarized and reported to the federal government for civil rights enforcement. When reported, data will not identify any specific individual." (Emphasis added).

Citing only the confidentiality sentence and not the remaining text of the paragraph, the Proponent argues that "it is apparent from the context that the 'it will be kept confidential' language applies only to the government, not to the filing company." The opposite is true. The context clearly establishes that the restrictions described apply to employers, with the government mentioned only as an enactor of laws and a recipient of records. The paragraph begins with: "The employer is subject to" certain laws. The next few sentences state that "the employer invites employees" to voluntarily provide demographic data about themselves and assures employees that refusal to provide the information will not subject the employee to adverse treatment from the employer. The sentence that follows, which imposes the confidentiality obligation, makes logical sense only if read to apply to the employer:

> "The information obtained will be kept confidential [by the employer] and may only be used [by the employer] in accordance with the provisions of applicable laws, executive orders, and regulations, including those that require the information to be summarized and reported [by the employer] to the federal government for civil rights enforcement."

Finally, the last sentence also clearly refers to the employer, specifying that the data, "when reported [by the employer] ... will not identify any specific individual." The entire paragraph is directed at the obligations of the employer, and the Proponent's self-serving attempt to mischaracterize the EEO-1 instructions is entirely unconvincing and incorrect.

Based on this regulation, therefore, the Company – like any employer subject to the EEO-1 regulations – has a legal obligation to keep the information confidential, particularly to the extent it can be used to "identify any specific individual." In its Response, the Proponent argues that the Company "cites to no other statute" or law prohibiting disclosure, but that is irrelevant. The Company must comply with any applicable law, even if the legal obligation is not duplicated in other laws.

B. The Proponent falsely claims that other companies routinely disclose all or substantially all of their EEO-1 data.

The Proponent claims that other companies "routinely ma[k]e voluntarily public disclosures of all or part of the contents of their Forms EEO-1," and argues that therefore Proposal 1 must be permissible. While many companies do disclose some information about the diversity of their employee populations, such as the percentage of women in their workforce or among their senior executives, that information does not constitute a disclosure of all of a company's EEO-1 data, which is what the Proponent seeks to require in Proposal 1. Not only is the Proponent's assertion wrong with respect to what other companies have done (selective disclosure does not equate to all of their EEO-1 data), but also it is illogical to presume that the

Company should violate the law simply based on certain, selective disclosures made by some other companies.

To comply with their EEO-1 filing obligations, large employers like the Company with more than one location (or "establishment") have different EEO-1 reporting requirements than employers with just a single office location. According to the EEO-1 instructions (at http://www.eeoc.gov/employers/eeo1survey/2007instructions.cfm),

> "[m]ulti-establishment employers, i.e., employers doing business at more than one establishment, must complete online: (1) a report covering the principal or headquarters office; (2) a separate report for each establishment employing 50 or more persons; and (3) a separate report (Type 8 record) for each establishment employing fewer than 50 employees, OR an Establishment List (Type 6 record), showing the name, address, and total employment for each establishment employing fewer than 50 persons, including a Type 6 employment data grid that combines all employees working at establishments employing fewer than 50 employees by race, sex, and job category."

In its Response, the Proponent listed seven S&P 100 companies that it claims "disclosed substantially all of their EEO-1 data in 2012." A review of those companies' websites and publicly available diversity reports, however, reveals that none have disclosed all or substantially all of their EEO-1 data. Many of the listed companies have disclosed some of their EEO-1 data in aggregated, consolidated fashion, reflecting nationwide statistics across the company, but none have disclosed EEO-1 data by establishment.

This is unsurprising, given the confidentiality obligation imposed by law, and the assurance that the Company is required to give to its employees, that it "will not identify any specific individual" in sharing EEO-1 data, in accordance with the EEO-1 instructions cited above. With smaller establishments that just exceed the 50-employee threshold required for a separate EEO-1 report, the breakdown of EEO-1 data into ten occupational categories and fourteen race/ethnicity and gender combinations presents a substantial risk that the self-identification of an employee will be apparent just from reviewing the data on the EEO-1 report. The reporting structure for the EEO-1 data requires that the data be presented in a grid that lists, for each establishment and for each occupational classification, the number of female Hispanic employees, the number of male Hispanic employees, the number of female White employees, the number of male White employees, and so on, for each of the racial and ethnic categories. Accordingly, if there is only one male in the "Service-Worker" job classification at an establishment, any reviewer of the data would know the racial or ethnic self-identification of that employee. Similarly, if there is only one woman in the "Senior Executive" category at that establishment, disclosure of the EEO-1 data for that establishment would necessarily entail publicly disclosing her racial or ethnic group self-identification.

The Proponent's Response betrays total unconcern about its proposed breach of confidentiality and individual privacy. The Proponent contends that the Company's "privacy argument" is "an unconvincing argument to make about a major company's most senior executives, public figures whose detailed bios and glossy photos are highlighted on the

Company's website at: www.aboutschwab.com/about/leadership." The Proponent overlooks not only the threat to the privacy of other employees at the Company's multiple establishments, but also apparently labors under the mistaken belief that racial and ethnic identity should be readily apparent to the casual observer, rather than reflecting each individual's unique heritage and self-understanding. By agreeing to post their photograph on the company website, employees do not thereby grant the Company permission to broadcast publicly their self-identified racial and ethnic heritage, which they have reported with the understanding that it will be kept confidential. According to the U.S. Census, over 9 million Americans self-reported multiple races on the 2010 Census, an increase of 32% over the 2000 Census: http://www.census.gov/newsroom/releases/archives/race/cb12-182.html. Other respondents indicated only the racial or ethnic group with which they primarily identified. Presumably, employees' responses on an EEO-1 form would match their self-identification on a Census form. An individual's coloring or facial structure in a professional photograph does not necessarily tag them with their EEO-1 self-identification. Surely, the Proponent is not suggesting that a photograph is enough to profile the exact racial and ethnic identification of an employee in our melting pot of a nation?

C. The Proponent cannot cure the flaws in Proposal 1.

The Proponent expresses an overly-simplistic belief that since other major corporations disclose EEO-1 data, it must not be illegal. As noted above, none of the companies the Proponent listed in its Response have disclosed all of their EEO-1 data, but have instead only disclosed partial or aggregated statistics about the demographics of their workforce. While the Company believes that it is impermissible to disclose EEO-1 data that it has gathered (even on a summarized basis) for all of the reasons discussed above, the Proposal does not request partial or aggregated statistics. It requests all of the Company's EEO-1 data, and the Proponent cannot revise Proposal 1 now to cure its defects.

As the Staff is aware, once a proponent has submitted a shareholder proposal to a company, any revisions to that proposal or its supporting statements must be submitted to the company in accordance with the eligibility and submission rules applicable to all shareholder proposals. All revised proposals must therefore be received by the company before the company's submission deadline. *See Staff Legal Bulletin No. 14F*. The Company's November 29, 2013 deadline for submitting a proposal has passed. And according to the Staff's guidance, if a revised proposal is not received before the company's submission deadline, it is within a company's discretion whether to accept any revisions, both before and after a no-action request is filed. *Id.*

The Company cannot, without violating the law, comply with the Proponent's original request that it "disclose annually its EEO-1 data – a comprehensive breakdown of its workforce by race and gender according to 10 employment categories – on its website, beginning in 2014." In addition, the Company respectfully rejects any untimely revision to Proposal 1, to the extent the Response can be read as a request by the Proponent that it meant something else.

II. The Proponent's Violation of Rule 14a-8(c) – The Comptroller's Actions Pursuant to his Role as Custodian of Assets and Chief Investment Advisor Indicate Control over the Funds

As in his December 4, 2013 response to the Company's notice of deficiency, the Comptroller again responds to his 14a-8(c) violation of exceeding the one-proposal limit by defaulting to his response in the *Blockbuster* matter. In *Blockbuster*, the Comptroller claimed he is a custodian of assets and an investment advisor to the Funds. Here, in his Response to the Company's no-action request, the Comptroller again relies on the mere fact that his use of words like "custodian" and "advisor" is somehow conclusive proof that the Comptroller does not have any control over the Funds ("… the Comptroller, as investment advisor and custodian of assets for the [Funds], is limited to making recommendations. ... Because the Comptroller is statutorily the [Funds'] custodian of assets, it is consistent with the Comptroller's generally limited role…" *Response* at pp. 6 –7). But just because the Comptroller calls himself names like "custodian of assets" and "investment advisor" and endlessly describes his powers as "limited" does not make it so. For instance, the Comptroller states that his ability "to select a subcustodian [bank] is a limited power." *Id.* at p. 7. Yet his own statements in his 2009 complaint against the subcustodian Bank of New York Mellon (a relationship that was actually described in the complaint as less of a custodial one, and more of a partnership) tell otherwise: the Comptroller "chose [Bank of New York Mellon] to be the new custodian bank and securities lending agent for the NYC Pension Funds," as well as entered into lending agreements involving billions of the Funds' dollars, where he imposed certain standards of care owed to him by the Bank. *Comptroller of the City of New York, 2009 WL 8234282*. To be able to singlehandedly choose the custodian bank and securities lending agent responsible for investing billions of the Funds' dollars, then to be able to negotiate the terms of the agreement, and then to be able to bring suit alleging breach of the agreement, shows an absolute degree of control that rises well beyond "limited."

Similarly, the Comptroller asserts that the Funds' Boards of Trustees have the "sole power" to make investment, proxy voting and shareholder proposal-related decisions. *Response* at p. 7. But the Comptroller's ability to choose, negotiate with and contract with a lending agent responsible for billions of the Funds' dollars along with his active role in both developing and implementing the Funds' shareholder initiatives shows that it is the Comptroller who has this power. This power is indicated by the Comptroller's submission of proposals. Beginning with the Company's 2007 Annual Meeting, and in each year since, the Comptroller has submitted Proposal 2, or a nearly identical version of Proposal 2, to the Company.[1] For seven years, from

[1] Proposal 2 reads as follows:

> RESOLVED, that the shareholders of Charles Schwab Corporation ("Charles Schwab" or "Company") hereby request that the Company provide a report, updated semiannually, disclosing the Company's:
> 1. Policies and procedures for making, with corporate funds or assets, contributions and expenditures (direct or indirect) to (a) participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, or (b) influence the general public, or any segment thereof, with respect to an election or referendum.

2007 through 2013, the Comptroller submitted Proposal 2 on behalf of all five funds (this proposal was defeated in each of the past seven years). This year, however, for the 2014 Annual Meeting, the Comptroller submitted Proposal 2 to the Company on behalf of three Funds, enabling the Comptroller to submit Proposal 1 (this time, on behalf of the other two funds)[2]. This type of coordination is evidence that the Comptroller does control the shareholder proposals submitted to the Company, and these multiple submissions should not be permitted.

Regardless of the Comptroller's choice of words to describe his own powers, the factual extent and exercise of those powers clearly show that the Comptroller's dominant role in implementing major investments and initiatives "on behalf" of the Funds signifies a level of control to support the conclusion that it is the Comptroller himself who is ultimately bringing multiple proposals, thus in violation of Rule 14a-8(c).

III. Conclusion

For the reasons set forth above, the Company again respectfully requests that the Staff concur that it will not recommend enforcement action to the Commission if the Company omits the Proposals from the Proxy Materials for the Company's 2014 Annual Meeting.

If you have any questions or need additional information, please do not hesitate to contact the undersigned at (415) 667-1602, or Michael J. Halloran of Pillsbury Winthrop Shaw Pittman LLP at (415) 307-4124.

Very truly yours,

Scott McMillen
Vice President and Associate General Counsel
Scott.McMillen@Schwab.com

cc: Richard S. Simon, Deputy General Counsel, City of New York
(rsimon@comptroller.nyc.gov and overnight mail)

---

2. Monetary and non-monetary contributions and expenditures (direct and indirect) used in the manner described in section 1 above, including:
   a. The identity of the recipient as well as the amount paid to each; and
   b. The title(s) of the person(s) in the Company responsible for decision-making.

The report shall be presented to the board of directors or relevant board committee and posted on the Company's website.

[2] The Comptroller submitted Proposal 1 on behalf of the New York City Fire Department Pension Fund and the New York City Teachers' Retirement System. The Comptroller submitted Proposal 2 on behalf of the New York City Employees' Retirement System, the New York City Police Pension Fund, and the New York City Board of Education Retirement System.

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET, ROOM 602
NEW YORK, N.Y. 10007-2341

SCOTT M. STRINGER
COMPTROLLER

Richard S. Simon
Deputy General Counsel

Email:
rsimon@comptroller.nyc.gov
Telephone:
212-669-4568

January 24, 2014

BY EMAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Charles Schwab Corp.;
Shareholder Proposals submitted by the New York City Retirement Systems

To Whom It May Concern:

I write on behalf of the five separate and independent New York City Retirement Systems (the "Systems" or the "Funds"), in response to the January 2, 2014 letter (the "Company Letter") sent to the Division of Corporation Finance (the "Division") by inside counsel for The Charles Schwab Corporation ("Schwab" or the "Company"). In that letter, the Company contends that the two shareholder proposals, each submitted by different Systems, may be omitted from the Company's 2014 proxy materials pursuant to SEC Rules 14a-8(i)(2) and 14a-8(i)(6), on the ground that the law bars disclosure of EEO-1 data, and pursuant to Rule 14a-8(c), on the ground that the five Systems must be treated as a single filer that has submitted more than one proposal.

As shown below, however, a company's voluntary disclosure of its own EEO-1 data violates no law or regulation, and indeed, such disclosure is a longstanding practice of a number of major U.S. companies. Moreover, consistent with the Staff's 2007 denial of no-action advice as to the Systems' two proposals in *Blockbuster Inc.* (March 12, 2007, Lexis file attached), each of the five Retirement Systems is separate and independent, and none is under the control of, or the "alter ego" of, the New York City Comptroller. In light of that, and based upon my review of the Proposals, the Company's letter, and Rule 14a-8, it is my opinion that the Proposals may not be omitted from the Company's 2014 proxy materials. Accordingly, each of the Systems respectfully requests that the Staff of the Division deny the relief that the Company seeks.

I. The Proposals

The Proposal submitted on behalf of two of the Systems seeks disclosure of the Company's EEO-1 diversity data, as stated in the Resolved clause:

> RESOLVED: Shareholders request that the Board of Directors adopt and enforce a policy requiring Charles Schwab Corporation (the "Company") to disclose annually its EEO-1 data – a comprehensive breakdown of its workforce by race and gender according to 10 employment categories – on its website, beginning in 2014.

The Proposal submitted on behalf of the other three Systems seeks disclosure of the Company's political contributions, as follows:

> RESOLVED, that the shareholders of Charles Schwab Corporation ("Charles Schwab" or "Company") hereby request that the Company provide a report, updated semiannually, disclosing the Company's:
> 1. Policies and procedures for making, with corporate funds or assets, contributions and expenditures (direct or indirect) to (a) participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, or (b) influence the general public, or any segment thereof, with respect to an election or referendum.
> 2. Monetary and non-monetary contributions and expenditures (direct and indirect) used in the manner described in section 1 above, including:
> a. The identity of the recipient as well as the amount paid to each: and
> b. The title(s) of the person(s) in the Company responsible for decisionmaking.
> The report shall be presented to the board of directors or relevant board committee and posted on the Company's website.

II. The Company's Opposition and the Systems' Response

In its letter of January 2, 2014, the Company requested that the Staff of the Division not recommend enforcement action to the Commission if the Company omits both Proposals pursuant to the following Rules:

- As to the EEO-1 Proposal, Rule 14a-8(i)(2) (proposal would cause the Company to violate law) and Rule 14a-8(i)(6) (Company lacks the power and authority to implement Proposal 1);
- As to both Proposals, Rule 14a-8(c) ("each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting");

Pursuant to Rule 14a-8(g), the Company bears the burden of proving that one or more of these exclusions applies. As detailed below, the Company has failed to meet that burden, and its request for no-action relief should accordingly be denied.

A. The Company is Legally Permitted to Disclose Voluntarily All or Part of its EEO-1 Filings, and so the Proposal Would Not Cause it to Violate any Law.

For decades, major U.S. corporations have routinely made voluntary public disclosures of all or part of the contents of their Forms EEO-1, by which companies report to the United States Equal Employment Opportunity Commission ("EEOC") on the composition and diversity of their workforces. Now, Schwab wrongly contends that for all that time, those respected companies have been violating federal law by making such voluntary disclosures. As shown below, there is not one line in any federal law or regulation which prohibits such voluntary disclosure by the company filing the Form EEO-1. As such, the Company's arguments under Rules 14a-8(i)(2) and (i)(6) must fail.

Notably, Schwab itself has not identified any statute, regulation or agency guideline which prohibits a company from making voluntary public disclosure of all or part of its own Form EEO-1; nor has its counsel, Pillsbury Winthrop, done so in its opinion letter (the "Pillsbury Opinion"). To the contrary, a reading of the sources that Schwab or its counsel identified in the Company Letter or the Pillsbury Opinion shows that no source contains any such prohibition.

Schwab first cites to the EEOC's webpage titled "EEO-1 Survey System Privacy Impact Assessment," at http://www.eeoc.gov/employers/eeo1survey/privacyimpact.cfm . While the Q&A on that webpage discusses, among many other topics, the limitations on access to and use of EEO-1 data by government and third-parties, there is not one word that states any limitations on a company's access to or use of its own data. Indeed, on that EEOC webpage, the only relevant lines on that point simply note in relevant part:

> 3. Will users have access to all data on the system or will the users access be restricted? Explain.
> Response: Companies will only have access to their own data and aggregated non-identifiable data...

There are no limitations stated as to a company's use or disclosure of its own data.

Schwab then references and attaches 29 C.F.R. § 1602.7, which sets out the requirement to file Forms EEO-1. A reading of that regulation, and of the succeeding sections, 1602.8 to 1602.14, reveals no limitations on a company's use or disclosure of its own data. Similarly, the primary federal statute cited in 29 C.F.R. § 1602.1 as the authority for the promulgation of the succeeding reporting regulations, specifically, Section 709 of Title VII, 42 U.S.C. § 2000e, states no limitations as to a company's use or disclosure of its own data. Most notably, Section 709(e) of Title VII, 42 U.S.C. § 2000e–8, in the one subparagraph, titled "Investigations," which references confidentiality, provides only:

> **(e) Prohibited disclosures; penalties**
>
> It shall be unlawful for any officer or employee of the Commission to

> make public in any manner whatever any information obtained by the Commission pursuant to its authority under this section prior to the institution of any proceeding under this subchapter involving such information...

The Company next cites to the EEOC's proposed language for employers to provide to employees when employees are asked to submit the data to be used for the Form EEO-1, found at http://www.eeoc.gov/employers/eeo1survey/2007instructions.cfm . Although the Company highlights language stating that "The information obtained will be kept confidential and may only be used in accordance with the provisions of applicable laws, executive orders, and regulations, including those that require the information to be summarized and reported to the federal government for civil rights enforcement." (Company Letter at p. 3), it is apparent from context that the "will be kept confidential" language applies only to the government, not to a filing company. Indeed that same EEOC webpage, in its instructions to employers, under subheading "Confidentiality," cites solely to Section 709(e) of Title VII, which requires only that the government keep the data confidential. The webpage states in that regard:

> All reports and information from individual reports will be kept confidential, as required by Section 709(e) of Title VII. Only data aggregating information by industry or area, in such a way as not to reveal any particular employers statistics, will be made public. The prohibition against disclosure mandated by Section 709(e) does not apply to the Office of Federal Contract Compliance Programs and contracting agencies of the federal government which require submission of SF 100 pursuant to Executive Order 11246...

The EEOC's citation only to Section 709(e) confirms that the "will be kept confidential" language cited by the Company refers only to the confidentiality restrictions imposed upon the *government's* disclosure of Form EEO-1 data, and places no limitations on a company's voluntary disclosure of its own EEO-1 data. The Company's appended instructions to its employees, which simply mirror the EEOC's language, cannot then turn such voluntary Company disclosure into a "violation of law," when the underlying statute, regulations, and EEOC guidelines do not make such company disclosure a violation of any law in the first place.

The Pillsbury Opinion cites to no other statute, regulation, or EEOC guideline that would prohibit a company from disclosing any part of its own Form EEO-1. The Pillsbury Opinion does add an argument that the Company's voluntary disclosure would purportedly infringe upon the privacy of the Company's small group of top executives (Pillsbury Opinion at pp. 5-6). Not only is that privacy argument not tied to any law, but it is an unconvincing argument to make about a major company's most senior executives, public figures whose detailed bios and glossy photos are highlighted on the Company's website, at www.aboutschwab.com/about/leadership . Overall, the Pillsbury Opinion, which by its express terms was based solely upon a review of a limited list of EEOC webpages and Schwab's internal materials, and did not, for example, discuss or even note the absence of any relevant prohibition in Section 709(e) of Title VII, cannot suffice to establish that a company's voluntary disclosure of its own EEO-1 data violates any law.

In light of the fact that no statute or regulation bars such disclosure, it is not surprising that for decades, major U.S. corporations have been making voluntary public disclosures of all or part of their own EEO-1 data, either routinely or upon request. As noted by Calvert Investments in a May 2013 report, https://www.calvert.com/NRC/literature/documents/BR10063.pdf, at p. 15, seven S&P 100 companies -- Citigroup Inc., Comcast Corp., Costco, Dell Inc., Intel Corp., Merck, and Wal-Mart – disclosed substantially all of their EEO-1 data in 2012. Further, "Over half (54) of S&P 100 companies disclose some level of EEO-1 data, such as the percentage of women employees or number of new minority hires." *Id.* Comparable levels of corporate EEO-1 disclosures in 2005-2010 were noted in a 2013 report by the Sustainable Investments Institute (relying in part on earlier Calvert studies) (attached, at p. 17). In the Systems' own experience over the past several years, multiple major companies have agreed to provide at least partial disclosure of EEO-1 type data in response to letters or shareholder proposals, including AIG, BNY Mellon, Goldman Sachs and U.S. Bancorp.

Major corporations have in fact routinely been making such voluntary disclosures of their own EEO-1 data since the 1970's, as noted by the D.C. Circuit in *National Resources Defense Council v. Securities and Exchange Commission*, 606 F. 2nd 1031, 1060-62 (D.C. Cir. 1979). While holding that the SEC was not required to promulgate a rule mandating corporate disclosure of EEO-1 data, the Court stated that based upon the record of the case, "Shareholders have frequently demanded EEO-1 data by submitting proposals for disclosure, and managements, with and without such demands, have increasingly revealed such data" and "Already, numerous companies have disclosed EEO-1 data, either voluntarily or on shareholder demand." Moreover, nowhere did the Circuit Court note even any potential concern as to the legality of companies' voluntary disclosures of their own EEO-1 data. Schwab and Pillsbury have presented to the Staff no basis for any assertion that the decades-old practice of major companies routinely disclosing their own EEO-1 data would violate any law.

Accordingly, as there is no possible illegality here from such voluntary disclosure, there is no basis for permitting the Company to omit the proposal under Rules 14a-8(i)(2) or (i)(6).

B. The Five Separate New York City Retirement Systems Are Not "One" Proponent Under Rule 14a-8(c): They Are Not Under Common Control, and Are Not Alter Egos, Either of Each Other Or of The Comptroller

Schwab alleges incorrectly that all of the Systems are under the control of the New York City Comptroller, and so should be regarded under Rule 14a-8(c) as a single proponent that has impermissibly filed two proposals. As the Funds described in extensive detail to the Staff in the Funds' response in the *Blockbuster* matter, each of the five Retirement Systems, by New York statute, is a separate and distinct entity with an independent Board of Trustees, and has its own offices and staff. None is under the control of the Comptroller. On four of the Systems' Boards, the Comptroller is just one Trustee out of many. All of the other Trustees are wholly independent of the Comptroller, and on no Board can the Comptroller cast more than one-seventh of the votes. On the fifth Board, the Comptroller is not even a Trustee. On investments, proxy voting and shareholder proposals, the Comptroller, as investment advisor and custodian of assets for the Systems, is limited to making recommendations to the Systems' independent Boards, implementing what those Boards decide, and monitoring and reporting on the outcomes. In light of the Staff's denial of no-action advice in *Blockbuster*, we will not repeat here the Funds' detailed 2007 presentation on this point, but rather attach and incorporate it by reference.

The Company's argument here adds just some minor glosses to the factual and legal arguments on the identical issue that the Staff did not find persuasive in *Blockbuster*. Schwab argues (Company Letter pp. 6-8) that the Comptroller controls the Systems because: first, statutes require that the majority of Trustees voting to approve the respective Systems' budgets must include either the Mayor or the Comptroller; second, the Comptroller selects the custodian banks for the Systems; and third, the Comptroller "not only. . . advise[s] regarding shareholder initiatives," but also "takes an active role in developing them and voting for them" (Company Letter at pp. 7-8). As demonstrated below, however, none of those purported facts, singly or together, overrides the demonstrated independence of the Systems, including as to shareholder proposal and proxy voting matters. Accordingly, it remains the case that the Systems do not meet the test cited by SEC Staff in *Trans World Corporation* (Feb. 5, 1981) for excluding those proposals under Rule 14a-8(c): that one proponent "is the alter ego of any of the proponents" or "possesses control over the shares owned...by any another proponent."

1. Factual Discussion – the Five Systems are Independent of the Comptroller

a. The Comptroller Has No Veto Over the Systems' Budgets

The very sources the Company cites for its claim that the Comptroller controls the Systems' budgets in fact show that the Comptroller can neither cause, nor block, the adoption of the Systems' budgets. As noted earlier, the Comptroller never has more than one-seventh of the votes on the Board of any System, and so cannot cause the adoption of a Systems' budget. And as the sources that the Company cites show, even if the Comptroller is not a part of the Board majority that votes to adopt a System's budget, the System's budget will still be adopted if the Mayor is part of that majority.

That is significant because the Comptroller and the Mayor are separately elected public officials, neither of whom controls, or serves at the pleasure of, the other. Indeed, the provisions of the New York City Charter and other City and State laws place the Comptroller in an independent oversight role as to the Mayoral agencies. Mayors and Comptrollers have often taken differing positions on New York City government matters, and have at times engaged in civil litigation with each other on those matters. *See, e.g., Comptroller v. Mayor*, 7 N.Y.3d 256 (NY 2006).

Given that the separately elected Mayor, who is wholly independent of the Comptroller, has the power to cause the adoption of a System's budget by voting with a Board majority even if the Comptroller votes against the budget, the Comptroller cannot be said to control the adoption of the Systems' budgets, nor thereby to control the Systems themselves.

b. The Comptroller's Selection of a Custodian Bank Does Not Show Control

Because the Comptroller is statutorily the Systems' custodian of assets, it is consistent with the Comptroller's generally limited role that the Comptroller has the lead role in selecting the Systems' custodian banks, which serve, in effect, as subcustodians.

The Comptroller's ability to select his subcustodian is a limited power, which set against the broader context where the independent Boards of Trustees, and not the Comptroller, have the sole power to make decisions as to the Systems' investments, proxy voting and shareholder proposals, does not show that the Comptroller controls the Systems.

c. The Systems' Proxy Procedures Do Not Show Control by the Comptroller

With proxy and shareholder proposal matters, as similarly with investments, the Comptroller only makes recommendations, and then implements what the Systems' separate proxy committees decide. Indeed, the Comptroller's authority is even less on proxy and shareholder proposal matters than it is on investment matters: other than for the Teachers' Retirement System, the Comptroller does not sit on any of the proxy committees, and so cannot cast even a single vote on those other Systems' proxy and shareholder proposal matters. Rather, the Comptroller is limited to making recommendations, and executing what the proxy committees decide, including submitting the committees' approved proposals to companies, and advocating with the Staff on any no-action letters.

For those reasons, the facts as to the Systems' proxy and shareholder approval process actually show that Comptroller does not control the Systems, but rather is limited to making recommendations to the Trustees, and then carrying out the Trustees' decisions.

Overall, the facts presented above, and the facts presented to the Staff in the *Blockbuster* matter, all show that each System is separate from and independent of the others, and that no System is under the control of the Comptroller, nor under common control with any other System. Those facts thus disprove any contention that any System is the "alter ego" of any other System or of the Comptroller, or that the Systems or the Comptroller have manufactured a subterfuge to evade the requirements of Rule 14a-8(c).

Accordingly, as the Staff advised in 2007 in *Blockbuster*, the Company's should not be permitted to omit the Proposals under Rule 14a-8(c).

III. Conclusion

For the reasons set forth herein, the five Systems respectfully submit that the Company's request for "no-action" relief should be denied. Should you have any questions or require any additional information, please do not hesitate to contact me at the number listed above.

Thank you for your consideration.

Sincerely,

Richard S. Simon

Cc: Scott McMillen, Esq.
Vice President and Associate General Counsel
Charles Schwab Corp.

Pages 26 through 64 redacted for the following reasons:
- -
Copyrighted Material Omitted

THE CHARLES SCHWAB CORPORATION
211 Main Street, San Francisco, California 94105

January 2, 2014

By electronic transmission to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *The Charles Schwab Corporation—Omission of Stockholder Proposals Submitted by New York City Comptroller John C. Liu on behalf of the New York City Pension Funds — Securities Exchange Act of 1934, as amended—Rule 14a-8*

Ladies and Gentlemen:

This letter respectfully requests that the staff of the Division of Corporation Finance (the "*Staff*") of the Securities and Exchange Commission (the "*Commission*") advise The Charles Schwab Corporation, a Delaware corporation (the "*Company*"), that it will not recommend enforcement action to the Commission if the Company omits from the proxy materials (the "*Proxy Materials*") to be distributed by the Company in connection with its 2014 annual meeting of stockholders (the "*2014 Annual Meeting*") the stockholder proposal submitted by New York City Comptroller John C. Liu (the "*Proponent*" or "*Comptroller*") on behalf of the New York City Fire Department Pension Fund (the "*Fire Fund*") and the New York City Teachers' Retirement System ("*NYC TRS*") dated November 13, 2013 ("*Proposal 1*") and the stockholder proposal also submitted by the Proponent on behalf of the New York City Employees' Retirement System ("*NYCERS*"), the New York City Police Pension Fund (the "*Police Fund*") and the New York City Board of Education Retirement System ("*BERS*") dated November 13, 2013 ("*Proposal 2*", together with Proposal 1, the "*Proposals*"). The five New York City pension funds are collectively referred to as the "*Retirement Systems.*"

Pursuant to Rule 14a-8(j), we have enclosed: (i) a copy of the Proposals (see Exhibit A); (ii) the following explanation of the grounds upon which the Company deems omission of the Proposals to be proper; and (iii) with respect to Proposal 1, the opinion of Pillsbury Winthrop Shaw Pittman LLP, California counsel to the Company (the "*Opinion*"), a copy of which is attached hereto as Exhibit B. A copy of this letter is being sent to notify the Proponent of the Company's intention to omit the Proposals from its Proxy Materials.

The Company anticipates that its Proxy Materials will be finalized for typesetting and printing on or about March 14, 2014 and ready for filing with the Commission on or about

March 28, 2014. We respectfully request that the Staff, to the extent possible, advise the Company with respect to the Proposals consistent with this timing.

Proposal 1 reads as follows:

RESOLVED: Shareholders request that the Board of Directors adopt and enforce a policy requiring Charles Schwab Corporation (the "Company") to disclose annually its EEO-1 data – a comprehensive breakdown of its workforce by race and gender according to 10 employment categories – on its website, beginning in 2014.

Proposal 2 reads as follows:

RESOLVED, that the shareholders of Charles Schwab Corporation ("Charles Schwab" or "Company") hereby request that the Company provide a report, updated semiannually, disclosing the Company's:

1. Policies and procedures for making, with corporate funds or assets, contributions and expenditures (direct or indirect) to (a) participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, or (b) influence the general public, or any segment thereof, with respect to an election or referendum.

2. Monetary and non-monetary contributions and expenditures (direct and indirect) used in the manner described in section 1 above, including:

    a. The identity of the recipient as well as the amount paid to each; and

    b. The title(s) of the person(s) in the Company responsible for decision-making.

The report shall be presented to the board of directors or relevant board committee and posted on the Company's website.

For the reasons set forth below, the Company respectfully requests the Staff's concurrence that the Company may omit the Proposals from the Proxy Materials pursuant to the following rules:

- Rule 14a-8(i)(2), because Proposal 1 would cause the Company to violate federal law,
- Rule 14a-8(i)(6), because the Company lacks the power and authority to implement Proposal 1 and
- Rule 14a-8(c), because the Proponent may submit no more than one proposal to the Company for a particular shareholders' meeting.

I. Proposal 1 may be excluded from the Proxy Materials under Rule 14a-8(i)(2) because implementation would cause the Company to violate federal law.

Rule 14a-8(i)(2) allows a company to exclude a proposal if implementation of that proposal would cause it to violate any state, federal or foreign law to which it is subject. For the reasons set forth in the Opinion and as described below, the Company believes that implementation of Proposal 1 would cause it to violate federal law. Accordingly, Proposal 1 may be excluded from the Proxy Materials under Rule 14a-8(i)(2).

Proposal 1 asks the Company's Board of Directors to "adopt and enforce a policy requiring [the Company] to disclose annually its EEO-1 data – a comprehensive breakdown of its workforce by race and gender according to 10 employment categories – on its website, beginning in 2014." All employers with 100 or more employees are required to file EEO-1 reports annually with the Equal Employment Opportunity Commission (the "*EEOC*") pursuant to Section 1602.7 of Title 29 of the Code of Federal Regulations (the "*Code*"). Employers report the race, ethnicity and gender information on the EEO-1 form by completing a grid and reporting this demographic information according to certain job classifications. Although the EEOC ultimately uses the information submitted by employers to publish annual aggregated data, the EEOC has implemented stringent privacy safeguards to preserve the confidentiality of, and limit general access to, EEO-1 data. *See* http://www.eeoc.gov/employers/eeo1survey/privacyimpact.cfm.

Employers gather EEO-1 data primarily by asking employees voluntarily to designate the racial and ethnic groups with which they identify and also to identify themselves by gender. The instructions and guidelines for this process are set forth in the EEO-1 form and accompanying instructions, which have the force of law through being incorporated into the Code. The Code provides that, "[o]n or before September 30 of each year, every employer that is subject to title VII of the Civil Rights Act of 1964, as amended, and that has 100 or more employees shall file with the [EEOC] or its delegate executed copies of Standard Form 100, as revised (otherwise known as 'Employer Information Report EEO-1') in conformity with the directions set forth in the form and accompanying instructions." *See* 29 C.F.R. § 1602.7, a copy of which is attached hereto as Exhibit C. The EEO-1 form and instructions expressly require employers to include language about the confidentiality and voluntary nature of the demographic information being solicited from employees. The EEOC proposes the following language or a close adaptation thereto in the EEOC's instructions to carry out its confidentiality mandate:

> "The employer is subject to certain governmental recordkeeping and reporting requirements for the administration of civil rights laws and regulations. In order to comply with these laws, the employer invites employees to voluntarily self-identify their race or ethnicity. Submission of this information is voluntary and refusal to provide it will not subject you to any adverse treatment. The information obtained will be kept confidential and may only be used in accordance with the provisions of applicable laws, executive orders, and regulations, including those that require the information to be summarized and reported to the federal government for civil rights enforcement. When reported, data will not identify any specific individual." *See*

http://www.eeoc.gov/employers/eeo1survey/2007instructions.cfm. [Emphasis added.]

In compliance with federal law and the EEOC's instructions, the Company includes the following statement on its employee profile form (attached hereto as Exhibit D) when collecting EEO-1 data from its employees:

> In order to comply with certain government recordkeeping and reporting requirements for the administration of civil rights laws and regulations, we invite you to voluntarily complete this form. [...] The information provided will be kept in strict confidence and may only be used in accordance with the provisions of applicable laws, executive orders, and regulations, including those that require the information to be summarized and reported to the federal government for civil rights enforcement.

It is evident that the EEO-1 form and accompanying instructions require employers to keep confidential EEO-1 data collected from employees. In turn, the Company asks that its employees volunteer EEO-1 data with the assurance that the law will protect the privacy and confidentiality of such information, in compliance with the EEOC's directives. This creates a duty of confidentiality on the part of the Company to each employee who volunteers EEO-1 data. Implementing Proposal 1 would require the Company unilaterally to disclose EEO-1 data in contravention of the Code and the EEOC's directives, and without the affirmative consent of all employees to whom a duty of confidentiality is owed.

The Staff has previously found a basis for the exclusion of shareholder proposals whose implementation would cause a registrant to disclose information in violation of law and in breach of a registrant's duty of confidentiality. *Bank America Corp.* (Feb. 17, 1977) (disclosure of confidential information would cause registrant to violate state law and duty of confidentiality); *Crocker Nat'l Corp.* (Feb. 17, 1977) (disclosure of confidential information would cause registrant to violate state law and duty of confidentiality). The Staff has also permitted the exclusion of shareholder proposals pursuant to Rule 14a-8(i)(2), and the predecessor to the rule, Rule 14a-8(c)(2), if the proposals would cause a company to breach an agreement of confidentiality and thus violate the law. *See, for example*, *Bank of America Corp.* (Feb. 26, 2008) (disclosure of confidential information would cause registrant to breach a confidentiality provision resulting in a violation of state law). For the same reasons, Proposal 1 submitted to the Company by the Proponent is improper because it calls for voluntary disclosure by the Company of its employee's EEO-1 data in violation of the Code, the EEOC's instructions, the Company's employee profile form and the confidentiality mandated by the EEOC -- a patent violation of federal law. The Company therefore requests that no enforcement action be recommended to the Commission if the Company excludes Proposal 1 on the basis of Rule 14a-8(i)(2).

The Company's position and concern are not simply theoretical. As noted above, employers report the race, ethnicity and gender information on the EEO-1 form by completing a grid, reporting this demographic information according to 10 job classifications. The job classifications are divided into 9 major job categories and, within the job category of "Officials and Managers," two subcategories: "Executive/Senior Level Officials and Managers" (EEO

category 1-A) and "First/Mid Level Officials and Managers" (EEO category 1-B). The 8 other major job categories are: Professionals, Technicians, Sales Workers, Administrative Support Workers, Craft Workers, Operatives, Laborers and Helpers and Service Workers. *See* http://www.dol.gov/ofccp/TAguides/ss_technical_assistance_guide_Images/ss_technical_assistance_guide_5.png. Typically, a very small percentage of a company's employees are listed in EEO category 1-A, Executive/Senior Level Officials and Managers. According to the EEOC's 2012 nationwide aggregated data for the Financial and Insurance industry, only 2.8% of all employees are classified by employers at that level.
See http://www1.eeoc.gov/eeoc/statistics/employment/jobpat-eeo1/2012/. These are individuals that the Company, like many other companies, identify by name and title on their websites. *See* http://www.aboutschwab.com/about/leadership/. Public disclosure of the Company's EEO-1 information, therefore, has the potential to allow members of the public to directly connect the racial and ethnic information an employee provides with the identity of the employee. For example, if an establishment has only one female listed on the EEO-1 form under EEO category 1-A, anyone looking at the Company's website and employee profile form would learn whether that employee had self-identified as Hispanic, or as one of the non-Hispanic racial categories: Black or African American, Native Hawaiian or Other Pacific Islander, Asian, American Indian or Alaska Native, or Two or More Races. This result is prohibited under the EEOC's regulations and instructions.

II. Proposal 1 may be excluded from the Proxy Materials under Rule 14a-8(i)(6) because the Company lacks the power and authority to implement Proposal 1.

Rule 14a-8(i)(6) permits a company to exclude a proposal from a proxy statement if the company would lack the power or authority to implement it. For the reasons described in Section I of this letter and below, the Company lacks the power to implement Proposal 1 because doing so would cause the Company to violate federal law and the Company has clearly undertaken not to disclose EEO-1 related information when collecting the same from its employees in accordance with the Code and the EEOC's instructions. Accordingly, Proposal 1 may be excluded from the Proxy Materials under Rule 14a-8(i)(6).

As set forth in Section I of this letter, in collecting EEO-1 related information from its employees, the Company, as required by the Code and the EEOC's instructions, unequivocally states its commitment to keep each employee's EEO-1 data in strict confidence and makes it clear that the information can only be used in accordance with the provisions of applicable laws, executive orders, and regulations, including those that require the information to be summarized and reported to the federal government for civil rights enforcement. With this express understanding, the Company's employees offered the information solicited by the Company's employee profile form. An employee could easily claim that he or she would not have completed the form if he or she had known the data would be disclosed in the manner required by Proposal 1. Moreover, the Company cannot unilaterally and voluntarily disclose such EEO-1 data in violation of federal law nor can it compel its employees to consent to disclosure of EEO-1 data.

The Company's ability to disclose the information requested by Proposal 1 depends upon the extent to which its individual employees permit such disclosure. It is therefore beyond the Company's power and authority to implement Proposal 1.

It would be inappropriate for the Company to submit a matter to its shareholders for a vote if the matter, if approved, would be beyond the Company's power and authority to implement. Accordingly, the Company believes that Proposal 1 is excludable from the Proxy Materials under Rule 14a-8(i)(6).

III. The Proposals may be excluded from the Proxy Materials under Rule 14-8(c) because the Proponent has exceeded the one proposal limit.

A. Rule 14a-8(c).

Rule 14a-8(c) (formerly Rule 14a-8(a)(4)) limits the submission of shareholder proposals to "no more than one proposal" per shareholder for a particular shareholder's meeting. This rule was adopted in response to the Commission's concern that an increasing number of proponents had "exceeded the bounds of reasonableness . . . by submitting excessive numbers of proposals to issuers . . . ." *Release No. 34-12598* (Nov. 22, 1976). The Commission further noted that some may attempt to evade the one-proposal limitation "through various maneuvers, such as having other persons whose securities they control submit . . . proposals each in their own names" and that it "wishe[d] to make clear that such tactics may result in . . . the granting of requests by the affected managements for a 'no-action' letter, concerning the omission from their proxy materials of the proposals at issue." *Release No. 34-12999* (Nov. 22, 1976).

The Staff has explained that it will grant "no-action" when a company has shown that one proponent "is the alter ego of any of the individual proponents, or that any of the proponents possesses control over the shares owned of record, or beneficially, by any other proponent." *Trans World Corp.* (February 5, 1981); see also *Peregrine Pharmaceuticals, Inc.* (Jul. 28, 2006); *Peregrine Pharmaceuticals, Inc.* (Aug. 25, 2004); *Spartan Motors* (Mar. 12, 2001); *BankAmerica Corp. (Visoly)* (Feb. 8, 1996); *Banc One Corp.* (Feb. 2, 1993); *Jefferson-Pilot Corp.* (Mar. 12, 1992); *Occidental Petroleum Corp.* (Mar. 27, 1984). In granting no-action relief for prior requests, the Staff has routinely considered the following factors – the nature of relationships between the proponents, similarities in form and content between the proposals and evidence of maneuvered attempts to circumvent the one-proposal limitation.

B. The Comptroller Possesses Control over the Retirement Systems and is the True Proponent of Both Proposals.

The Company considers the Comptroller to be the true proponent of both proposals as illustrated by his control over the Retirement Systems, and that the NYC TRS, the Fire Fund, NYCERS, the Police Fund and BERS are serving as mere "alter-egos" through which the Comptroller is acting. Pursuant to New York law, the Comptroller is the Custodian of Assets for NYC TRS, the Fire Fund, NYCERS and the Police Fund. *New York City, N.Y., Code* (the "*NYC Admin. Code*") §§ 13-136, 13-235, 13-338, 13-536. And in his complaint filed against the Bank of New York Mellon in 2009, the Comptroller himself acknowledged he is the Chief Investment

Advisor for the Retirement Systems. *Complaint, Comptroller of the City of New York, et al., v. The Bank of New York Mellon*, 2009 WL 8234282 (N.Y. Sup. Ct. 2009). This is further confirmed by his own website where he repeatedly refers to himself as the "investment adviser" for the Retirement Systems. See http://comptroller.nyc.gov/reports/shareowner-initiatives/. The Comptroller also sits on the board of trustees for NYC TRS, the Fire Fund, NYCERS and the Police Fund. See *NYC Admin. Code* §§ 13-103, 13-216(a), 13-316, 13-507. Although he is just one member of multiple-member boards, the Comptroller holds power over the resolution of certain board decisions, some of which are essential in administering the entire pension system. Under NYC Admin. Code Section 13-216(f):

> [A]ny resolution of the [Police Fund] board of trustees which establishes a budget or modifies a budget . . . shall require the concurrence of the comptroller and the representative of the mayor. . . . No assets of the police pension fund shall be drawn upon . . . unless authorized by a budget or budget modification established by such resolution of the board of trustees.

In other words, the Comptroller and the mayor-appointee hold the power to form a two-member block for the establishment and modification of a budget, through which he can ultimately control the drawing of assets from the fund. Similar authority is granted to the Comptroller in relation to the NY TRS[1] and the NYCERS retirement systems.[2] The power to control the budget is the hallmark of control of the system.

In his capacity as Chief Investment Advisor, the Comptroller exercises control over and manages investment decisions for all five Retirement Systems. As illustrated by the 2009 complaint filed by the Comptroller himself and various New York City pension funds (including the Retirement Systems) against the Bank of New York Mellon, the Comptroller possesses more control and authority in relation to the Retirement Systems' investments than that of an agent or advisor. In 2009, the Comptroller sued the Bank of New York Mellon for breach of several agreements he had executed with the bank. *Comptroller of the City of New York,* 2009 WL 8234282. The Comptroller acknowledged that in 2003, in pursuit of finding a new securities lending agent for the pension funds (including the Retirement Systems), "the Comptroller held a competitive process to choose a new custodian bank." *Id.* The Comptroller further acknowledged that he asked several questions to several banks involved in the competitive process relating to services and risk management. *Id.* "Based on [Bank of New York Mellon's] representations about its disciplined process of managing risk, its long term record of safeguarding principal and earning consistent income, and the technology [Bank of New York

---

[1] "The concurrence of the comptroller or of one member appointed by the mayor, of a member elected by the retirement association, and of at least two other members shall be necessary for a decision of such board. *NYC Admin. Code* § 13-512.

[2] "[A]ny resolution of the board of trustees which establishes a budget or modifies a budget pursuant to the provisions of paragraphs one or three of subdivision c of this section shall require the concurrence of the representative of the mayor or the comptroller. No assets of the retirement system shall be drawn upon pursuant to the provisions of paragraph one of subdivision c unless authorized by a budget or budget modification established by a resolution of the board of trustees." *NYC Admin. Code* § 13-103.d.

Mellon] could and would develop to meet NYC Pension Funds' specific needs and investment guidelines," the Comptroller freely acknowledged that "[*he*] *chose* [Bank of New York Mellon] to be the new custodian bank and securities lending agent for the NYC Pension Funds," subsequent to which the Comptroller himself entered into both a lending agreement and a custodian agreement. *Id.* (emphasis added).

1. The Comptroller is more than an investment advisor.

In the Comptroller's response to the Company's November 26, 2013 letter informing him of the over-submission of proposals in violation of Rule 14a-8(c), the Comptroller made reference to the Staff's letter denying Blockbuster Inc.'s no-action request (Mar. 12, 2007) (the "*Blockbuster Letter*") under Rule 14a-8(c). In the Blockbuster Letter, the Comptroller claims he is merely a custodian of assets and an investment advisor to the Retirement Systems, and that it is the boards that make actual investment decisions. Yet his acknowledgments in his complaint against the Bank of New York Mellon state a much more controlling and active role in relation to the Retirement System's assets and investments than that of an investment advisor.

The Investment Advisors Act of 1940 defines an "investment advisor" as any person or group that makes investment recommendations or provides analyses as to the value of securities or the advisability of investing in, purchasing or selling securities. The Comptroller, however, in addition to performing the duties of an investment advisor, initiates the decision to acquire a new securities lending agent, conducts competitive requests for investor proposals, and then ultimately "chooses" which lending institution would be the best fit for the Retirement Systems. *See id.* He enters into lending agreements himself for investment opportunities involving the Retirement Systems, and apparently negotiates the terms of the agreement, making key investment determinations over the form of collateral and what "standard of care" and duties would be owed between the parties. The Comptroller's lending agreement with Bank of New York Mellon additionally includes a clause guaranteeing that the bank would be subject to any laws enacted in the future "affecting the Comptroller . . . which may impose a higher or comparable standard [of care]." *Id.*

That the Comptroller is more than an investment advisor is further evidenced by the fact that he controls the implementation of shareholder initiatives at various companies, including this one. On his website, as well as in yearly "Shareholder Initiative Report" publications that he authors, the Comptroller states that not only is he responsible for implementing the shareholder initiatives by submitting shareholder proposals, he is responsible for "*developing* and implementing the funds' shareholder initiatives" for which he then votes for as proxy. http://comptroller.nyc.gov/reports/shareowner-initiatives/; see also http://comptroller.nyc.gov/wp-content/uploads/documents/NYC_Shareowner_Initiatives_-_2013_Postseason_Report.pdf. Therefore not only does he advise regarding shareholder initiatives, he actually takes an active role in developing them and voting for them.

The process through which the Comptroller engages in investments for the Retirement Systems is telling of the degree of control which he exercises over these systems. A mere investment advisor would not have the authority to make such critical investment decisions such as choosing a lending institution responsible for investing billions of dollars on behalf of the

Retirement Systems. *See id.* Through that control, the Comptroller is able to take on an active role in the implementation of shareholder initiatives by developing and voting for such initiatives. Furthered by the Comptroller's ability to veto certain key board decisions in relation to at least three of the five retirement systems, the Comptroller's dominant role in implementing major investments and initiatives on behalf of the systems satisfies the requisite degree of control to support the conclusion that it is the Comptroller himself who is bringing multiple proposals under the name of the Retirement Systems.

2. The Comptroller's role as "Custodian of Assets" *supports* the position that he has control over the Retirement Systems.

In *Peregrine Pharmaceuticals* (Jul. 28, 2006), a registrant received two separate proposals on the same date – one from Christopher Smith and one from his son, Zachary Smith. It was later discovered that the son's shares were held in a brokerage account for which the father was the custodian. The proposals were also submitted on the same date and were formatted the same way. The Staff found that both proposals were excludable from the company's proxy materials under 14a-8(c). The Staff concurred with the registrant's contention that because Christopher Smith was the custodian of his son's brokerage account, he had control over the shares held in such account.

Similarly, in *BankAmerica Corp.* (Feb. 8, 1996), the proponent, A. Visoly, submitted one proposal as president of a corporate proponent and a second proposal as custodian of a minor. The Staff concurred with BankAmerica Corp.'s reasoning that the proponents were "the nominal proponents acting on behalf of, *under the control of*, or as the alter ego of [the true proponent], A. Visoly" (emphasis added).

Like in *Peregrine* and *BankAmerica Corp.*, the Comptroller is the custodian of assets for the Retirement Systems. Under statutory authority, it is the Comptroller who holds the authority to ultimately control whether certain retirement system assets can be drawn pursuant to its veto-power over key budget decisions.

In the Blockbuster Letter, the Comptroller cites to *BankAmerica* and *Peregrine* in claiming that no-action advice based on Rule 14a-8(c) "typically have grown out of literal parent-and-child situations." In both cases, however, the companies' arguments – to which the Staff concurred – were predominantly based on the issue of control through *custodial* relationship and not familial relation. In *Peregrine*, for instance, the registrant pointed to Christopher Smith's ability to directly manage and control his son's account – rather than just the familial relationship – as sufficient proof of control, thus warranting the conclusion that Christopher Smith and his son should be viewed as one proponent. In *BankAmerica*, the Staff concurred with the registrant's arguments which again were focused on the "true proponent's" role as *custodian*, not father, for the "nominal proponent." In fact, the registrant made no argument at all for the establishment of control through a familial or parent-child relationship. As in *Peregrine* and *BankAmerica*, the Comptroller, as custodian and chief investment advisor, manages and controls the Retirement Systems' accounts.

The Comptroller has been given the opportunity to cure his violation of Rule 14a-8(c). On November 26, 2013, the Company sent a letter to the Comptroller notifying him that he had submitted two proposals for inclusion in the Company's proxy materials in violation of Rule 14a-8(c). The Company requested the Comptroller's compliance with the one-proposal rule by withdrawing one of the proposals. The Office of the Comptroller responded by letter on December 4, 2013 that it would not be withdrawing either of the Proposals. Based on the SEC's instruction in Release No. 34-12999 and previous no-action letters discussed above, the Company believes that both Proposals should be omitted from its Proxy Materials pursuant to Rule 14a-8(c).

IV. Conclusion

For the reasons set forth above, the Company respectfully requests that the Staff concur that it will not recommend enforcement action to the Commission if the Company omits the Proposals from the Proxy Materials for the Company's 2014 Annual Meeting.

If you have any questions or need additional information, please do not hesitate to contact the undersigned at (415) 667-1602, or Michael J. Halloran of Pillsbury Winthrop Shaw Pittman LLP at (415) 307-4124.

Very truly yours,

Scott McMillen

Scott McMillen
Vice President and Associate General Counsel
Scott.McMillen@Schwab.com

Exhibit A: Proposals
Exhibit B: Opinion of Pillsbury Winthrop Shaw Pittman LLP
Exhibit C: Federal Law
Exhibit D: Company Employee Profile Form

cc: Michael Garland, Assistant Comptroller, City of New York (mgarlan@comptroller.nyc.gov and overnight mail)

EXHIBIT A

STOCKHOLDER PROPOSALS

CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
JOHN C. LIU

Michael Garland
ASSISTANT COMPTROLLER
ENVIRONMENTAL, SOCIAL AND
GOVERNANCE

MUNICIPAL BUILDING
ONE CENTRE STREET, ROOM 629
NEW YORK, N.Y. 10007-2341
TEL: (212) 669-2517
FAX: (212) 669-4072
MGARLAN@COMPTROLLER.NYC.GOV

November 13, 2013

Ms. Carrie E. Dwyer
Executive Vice President,
General Counsel and Secretary
Charles Schwab Corporation
211 Main Street
San Francisco, CA 94105

Dear Ms. Dwyer:

I write to you on behalf of the Comptroller of the City of New York, John C. Liu. The Comptroller is the custodian and a trustee of the New York City Fire Department Pension Fund, and the New York City Teachers' Retirement (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the Company's next annual meeting.

Therefore, we offer the enclosed proposal for the consideration and vote of shareholders at the Company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the Company's proxy statement.

Letters from The Bank of New York Mellon Corporation and State Street Bank and Trust Company certifying the Systems' ownership, for over a year, of shares of Charles Schwab Corporation common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the Company's next annual meeting.

We would be happy to discuss the proposal with you. Should the Board of Directors decide to endorse its provision as corporate policy, we will withdraw the proposal from

consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at (212) 669-2517.

Sincerely,

Michael Garland

Enclosures

Annual Disclosure of EEO-1 Data

Submitted by New York City Comptroller John C. Liu on behalf of the New York City Pension Funds

RESOLVED: Shareholders request that the Board of Directors adopt and enforce a policy requiring Charles Schwab Corporation (the "Company") to disclose annually its EEO-1 data – a comprehensive breakdown of its workforce by race and gender according to 10 employment categories – on its website, beginning in 2014.

Supporting Statement

The financial services industry, of which the Company is a part, is characterized by the persistent and pervasive underrepresentation of minorities and women, particularly in senior positions.

Overall, the number of minorities and women holding management-level jobs in the financial sector did not substantially change over the 18 years from 1993 to 2011, according to May 2010 and April 2013 reports by the U.S. Government Accountability Office (GAO). (See http://www.gao.gov/assets/660/653814.pdf; http://www.gao.gov/new.items/d10736t.pdf) In 2011, minority men and women together held only 10% of senior positions at financial firms, with African-Americans holding 2.7%, Hispanics 3.3%, and Asians 4.1%. Additionally, in 2008, the most recent such data provided by the GAO, white men held 64% of senior jobs, more than twice as many as white women, who held only 27%.

Citing data from the 2010 GAO report, SEC Commissioner Luis A. Aguilar observed in a 2011 speech that "the lack of diversity in the securities industry is particularly acute. ...Clearly, the industry must do substantially better."

Commissioner Aguilar's concerns are borne out by numerous studies suggesting that companies with comprehensive diversity policies and programs, and strong leadership commitment to implementation, enhance their long-term value. These companies reduce potential legal and reputational risks associated with workplace discrimination and build reputations as fair employers. Equally important, the varied perspectives of a diverse workforce can provide a competitive advantage in terms of creativity and innovation, while eliminating the limitations of "groupthink." Diversity can also spur increased productivity and lift employee morale.

Many financial firms say they are making serious efforts to recruit, retain and promote minorities and women. But without quantitative disclosure, shareholders have no way to evaluate and benchmark the effectiveness of their efforts.

Federal law requires companies with 100 or more employees to annually submit an EEO-1 Report to the Equal Employment Opportunity Commission. The report profiles a company's workforce by race and gender according to 10 job categories, including senior management.

Disclosure of the Company's EEO-1 data would allow shareholders to evaluate the effectiveness of its efforts to increase the diversity of its workforce throughout its ranks, and at minimal cost. In addition, we believe full disclosure of the Company's EEO-1 data would drive management and the Board to pursue continuous improvements in the Company's diversity programs, fully integrate diversity into its culture and practices, and strengthen its reputation and accountability to shareholders.

Many of the Company's peers -- including Citigroup, JPMorgan and Morgan Stanley – annually disclose workforce profiles based on EEO-1 data, including for senior management.

We urge shareholders to vote FOR the proposal.

CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
JOHN C. LIU

Michael Garland
ASSISTANT COMPTROLLER
ENVIRONMENTAL, SOCIAL AND
GOVERNANCE

MUNICIPAL BUILDING
ONE CENTRE STREET, ROOM 629
NEW YORK, N.Y. 10007-2341
TEL: (212) 669-2517
FAX: (212) 669-4072
MGARLAN@COMPTROLLER.NYC.GOV

November 13, 2013

Ms. Carrie E. Dwyer
Executive Vice President,
General Counsel and Secretary
Charles Schwab Corporation
211 Main Street
San Francisco, CA 94105

Dear Ms. Dwyer:

I write to you on behalf of the Comptroller of the City of New York, John C. Liu. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the Company's next annual meeting.

Therefore, we offer the enclosed proposal for the consideration and vote of shareholders at the Company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the Company's proxy statement.

Letters from The Bank of New York Mellon Corporation and State Street Bank and Trust Company certifying the Systems' ownership, for over a year, of shares of Charles Schwab Corporation common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the Company's next annual meeting.

We would be happy to discuss the proposal with you. Should the Board of Directors decide to endorse its provision as corporate policy, we will withdraw the proposal from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at (212) 669-2517.

Sincerely,

Michael Garland

Enclosures

Resolved, that the shareholders of **Charles Schwab Corporation** ("Charles Schwab" or "Company") hereby request that the Company provide a report, updated semiannually, disclosing the Company's:

1. Policies and procedures for making, with corporate funds or assets, contributions and expenditures (direct or indirect) to (a) participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, or (b) influence the general public, or any segment thereof, with respect to an election or referendum.

2. Monetary and non-monetary contributions and expenditures (direct and indirect) used in the manner described in section 1 above, including:

   a. The identity of the recipient as well as the amount paid to each; and

   b. The title(s) of the person(s) in the Company responsible for decision-making.

The report shall be presented to the board of directors or relevant board committee and posted on the Company's website.

Stockholder Supporting Statement

Long-term shareholders of Charles Schwab support transparency and accountability in corporate political spending. These include any activity considered intervention in a political campaign under the Internal Revenue Code, such as direct and indirect contributions to political candidates, parties, or organizations; independent expenditures; or electioneering communications on behalf of federal, state or local candidates.

Disclosure is in the best interest of the company and its shareholders, and critical for compliance with federal ethics laws. The Supreme Court's *Citizens United* decision recognized the importance of political spending disclosure for shareholders when it said, "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages."

Charles Schwab contributed at least $63,966 in corporate funds since the 2002 election cycle. (CQ: http://moneyline.cq.com and National Institute on Money in State Politics: http://www.followthemoney.org) But the Company makes no mention of political activities on its website. Indeed, our Company has ranked at the bottom of the *CPA-Zicklin Index of Corporate Political Accountability and Disclosure*, which benchmarked the top 200 companies in the S&P 500 in the past two years, with a score of zero out of 100 in both years.

Relying on publicly available data does not provide a complete picture of the Company's political spending. For example, the Company's payments to trade associations used for political activities are undisclosed and unknown. The proposal asks the Company to disclose all of its political spending, including payments to trade associations and other tax exempt organizations used for political purposes. This would bring our Company in line with a growing number of leading companies, including Wells Fargo, U.S. Bancorp, and State Street Corporation, that support political disclosure and accountability and present this information on their websites.

The Company's Board and its shareholders need comprehensive disclosure to be able to fully evaluate the political use of corporate assets. We urge your support for this critical governance reform.

charles SCHWAB
CORPORATION

211 Main Street, San Francisco, CA 94105

November 26, 2013

VIA FACSIMILE (212) 669-4072 AND OVERNIGHT MAIL

Michael Garland
Assistant Comptroller
Office of the Comptroller
City of New York
Municipal Building
One Centre Street, Room 629
New York, New York 10007-2341

Re: New York City Funds Shareholder Proposals

Dear Mr. Garland:

The Charles Schwab Corporation (the "Company") has received two letters dated as of November 13, 2013, submitting proposals under Rule 14a-8 of the proxy rules of the Securities and Exchange Commission (SEC) on behalf of the Comptroller of the City of New York (the "Comptroller") in its capacity as trustee for a group of funds administered by the Comptroller. In accordance with that rule, we are notifying you of certain deficiencies we have identified in your submissions that would preclude us from considering them for inclusion in our proxy statement for the 2014 annual meeting of stockholders.

Under Rule 14a-8(c), a shareholder or shareholder group may only submit one proposal for any given shareholders' meeting. The Comptroller has submitted two proposals for inclusion in the Company's proxy materials. We have included for your reference a copy of Rule 14a-8 and direct your attention to Question 3. The Comptroller could comply with the one-proposal rule by withdrawing one of the proposals.

In accordance with Rule 14a-8(f)(1), we inform you that your response to this letter must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this letter. The Company has not made a determination whether the Comptroller's proposed submission may be excluded under Rule 14a-8(i) and intends to undertake such examination only upon receipt of a properly submitted proposal. If you have any questions regarding this letter, please direct them to my attention at the address set forth above or by telephone at (415) 667-1602.

Very truly yours,

Scott M. Millen

Scott McMillen
Vice President and Associate General Counsel

Enclosure

181344_1.DOC

CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
JOHN C. LIU

Michael Garland
ASSISTANT COMPTROLLER
ENVIRONMENTAL, SOCIAL AND
GOVERNANCE

MUNICIPAL BUILDING
ONE CENTRE STREET, ROOM 629
NEW YORK, N.Y. 10007-2341

TEL: (212) 669-2517
FAX: (212) 669-4072
MGARLAN@COMPTROLLER.NYC.GOV

December 4, 2013

Scott McMillen
Vice President and Associate General Counsel
Charles Schwab Corporation
211 Main Street
San Francisco, CA 94105

Dear Mr. McMillen:

In response to your November 26, 2013 letter, in which you state that the New York City Comptroller has submitted two proposals in violation of Rule 14a-8(c), I write to inform you that each proposal was properly submitted on behalf of legally separate and independent pension fund shareholders, which are not under the common control of any person. Specifically,

- the proposal requesting disclosure of political spending was submitted on behalf of the New York City Fire Department Pension Fund and the Teachers' Retirement System of the City of New York City; and

- the proposal requesting disclosure of EEO-1 employment data was submitted on behalf of the New York City Employees' Retirement System, New York City Police Pension Fund, and the Board of Education Retirement System of the City of New York.

The Staff of the Securities and Exchange Commission's Division of Corporation Finance has recognized that each of the five pension funds that comprise the New York City Retirement Systems is separate and independent for the purposes of Rule 14-8(c) (See the SEC's March 12, 2007 letter denying Blockbuster Inc.'s no action request under Rule 14a-8(c) as to the two proposals of the respective NYC Retirement Systems).

Please feel free to call me at (212) 669-2517 if you have any additional questions.

Sincerely,

Michael Garland

EXHIBIT B

OPINION OF COUNSEL

pillsbury

Pillsbury Winthrop Shaw Pittman LLP
Four Embarcadero Center, 22nd Floor | San Francisco, CA 94111-5998 | tel 415.983.1000 | fax 415.983.1200
MAILING ADDRESS: P. O. Box 2824 | San Francisco, CA 94126-2824

December 30, 2013

The Charles Schwab Corporation
211 Main Street
San Francisco, California 94105

Re: Shareholder Proposal; Comptroller of the City of New York

Ladies and Gentlemen:

We have acted as counsel to The Charles Schwab Corporation, a Delaware corporation (the "Company"), in connection with a stockholder proposal (the "Proposal") submitted to the Company by the New York City Comptroller (the "Proponent") on behalf of the New York City Fire Department Pension Fund and the New York City Teachers' Retirement System, dated November 13, 2013, for the 2014 annual meeting of stockholders of the Company (the "Annual Meeting"). In this connection, you have requested our opinion as to certain matters under federal law.

For the purpose of rendering our opinion as expressed herein, we have been furnished with and have reviewed the following documents: (i) the Proposal, and (ii) the Employee Profile form used by Schwab to invite its employees to self-identify by race, ethnicity, and gender (the "Invitation to Self-Identify").

With respect to the foregoing documents, we have assumed: (i) the conformity to authentic originals of all documents submitted to us as copies; (ii) the genuineness of all signatures and the legal capacity of natural persons; and (iii) that the foregoing documents, in the forms thereof submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. We have not reviewed any document other than the documents listed above for purposes of rendering this opinion and publicly available documents (such as a sample EEO-1 Form), and we assume that there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. In addition, we have conducted no independent factual investigation of our own but rather have relied solely on the foregoing documents, the statements and information set forth therein and the additional factual matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

I. THE PROPOSAL

The Proposal states the following:

> RESOLVED: Shareholders request that the Board of Directors adopt and enforce a policy requiring Charles Schwab Corporation (the "Company") to disclose annually its EE0-1 data- a comprehensive breakdown of its workforce by race and gender according to 10 employment categories- on its website, beginning in 2014.

The proponent of the Proposal argues that "Disclosure of the Company's EE0-1 data would allow shareholders to evaluate the effectiveness of its efforts to increase the diversity of its workforce throughout its ranks, and at minimal cost," and that "full disclosure of the Company's EE0-1 data would drive management and the Board to pursue continuous improvements in the Company's diversity programs, fully integrate diversity into its culture and practices, and strengthen its reputation and accountability to shareholders."

We have been advised that the Company is considering excluding the Proposal from the Company's proxy statement for the Annual Meeting under, among other reasons, Rule 14a-8(i)(2), promulgated under the Securities Exchange Act of 1934, as amended. Rule 14a-8(i)(2) provides that a registrant may omit a proposal from its proxy statement when "the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." In this connection, you have requested our opinion as to whether, under federal or state law, the implementation of the Proposal, if adopted by the Company's stockholders, would violate law. For the reasons set forth below, the Proposal, in our opinion, would violate federal law if implemented.

II. DISCUSSION

EEO-1 reports are annual filings that companies with 100 or more employees are required to make to the Equal Employment Opportunity Commission ("EEOC"), specifying the race, ethnicity, and gender of each of its employees, in ten job classifications. Employers report the race, ethnicity, and gender information on the EEO-1 Form by completing a grid, reporting this demographic information according to the job classifications. The job classifications are divided into nine major job categories and, within the job category of "Officials and Managers," two subcategories: "Executive/Senior Level Officials and Managers" (EEO category 1-A) and "First/Mid Level Officials and Managers" (EEO category 1-B). The eight other major job categories are: Professionals, Technicians, Sales Workers, Administrative Support Workers, Craft Workers, Operatives, Laborers and Helpers, and Service Workers. Employers with more than one physical location, called "multi-establishment employers," are required to submit separate EEO-1 reports for their headquarters and for each establishment with 50 or more employees, as well as a "Consolidated Report" that must include all employees of the company categorized by race, gender and job category. Thus, the EEO-1 reports of multi-establishment employers will show, for each location with over 50 employees and company-wide, information such as the number of male Hispanic Professionals, the number of female non-Hispanic Black Sales Workers, etc. *See* http://www.dol.gov/ofccp/TAguides/ss_technical_assistance_guide_Images/ss_technical_assistance_guide_5.png.

The EEOC compiles and publishes annual aggregated data derived from the data submitted by employers on a nationwide, regional, and industry basis. *See* http://www1.eeoc.gov/eeoc/statistics/employment/jobpat-eeo1/2012/index.cfm. Although it publishes the aggregated data, the EEOC maintains the confidentiality of the data each individual employer submits. *See* http://www.eeoc.gov/employers/reporting.cfm ("Although the data is confidential, aggregated data is available to the public"). Moreover, the EEOC does not provide EEO-1 reports in response to FOIA requests. *See* http://www.eeoc.gov/eeoc/foia/qanda_foiarequest.cfm ("EEOC will not disclose to the public charges of employment discrimination, charge conciliation information and unaggregated EEO survey data.") The EEOC also has implemented stringent privacy safeguards to preserve the confidentiality of EEO-1 data. *See* EEOC's Privacy Impact Statement, at http://www.eeoc.gov/employers/eeo1survey/privacyimpact.cfm, stating in relevant part:

1. Who will have access to the data [from the EEO-1 forms] in the system?

Response: Access to the system is limited to the following:
a. Appropriate individuals within EEOC headquarters and field offices
b. State & Local FEPAs [Fair Employment Practices Agencies] have access to company information for their own locality
c. Through the EEOC, organizations or individuals requesting FOIA (aggregated non-identifiable data only)

2. How is access to the data by a user determined? Are criteria, procedures, controls, and responsibilities regarding access documented?

Response: Users can only access information using a pin/password. Access to identifiable data is limited to EEOC employees and FEPA employees. All others only get access to aggregate data.

3. Will users have access to all data on the system or will the users access be restricted? Explain.

Response: Companies will only have access to their own data and aggregated non-identifiable data. FEPAs will have access to company data for their locality. EEOC investigators and selected EEOC employees will have access to all data.

4. What controls are in place to prevent the misuse (e.g. browsing) of data by those having access?

Response: Controls in place are limited to EEOC ORIP verifying the need to disseminate the data. Once information is provided to a requestor, to State & Local FEPAs and other EEOC offices, it is the responsibility of the requestor to assure the data is used on a need-to-know basis and only data for their jurisdiction is available to them.

****

3.b. How does the use of this technology affect taxpayer/employee privacy?

Response: The new survey should have no impact on taxpayer/employee privacy. The application will ensure privacy of all employer submissions. There is no impact to individuals.

Employers gather the data to submit to the EEOC primarily through asking employees to designate the racial and ethnic groups with which they identify and also to identify themselves by gender. This process is required by EEO-1 Form instructions, which have the force of law through being incorporated into the regulations mandating submission of the EEO-1 Form. *See* 29 C.F.R. § 1602.7 ("On or before September 30 of each year, every employer that is subject to title VII of the Civil Rights Act of 1964, as amended, and that has 100 or more employees shall file with the Commission or its delegate executed copies of Standard Form 100, as revised (otherwise known as 'Employer Information Report EEO-1') in conformity with the directions set forth in the form and accompanying instructions").

According to the instructions for the EEO-1 report (available at http://www.eeoc.gov/employers/eeo1survey/2007instructions.cfm), the invitation to self-identify should include language informing the employees that completion of the form is voluntary. In addition, the invitation should state, in relevant part: "The information obtained will be kept confidential and may only be used in accordance with the provisions of applicable laws, executive orders, and regulations, including those that require the information to be summarized and reported to the federal government for civil rights enforcement. When reported, data will not identify any specific individual."

In compliance with these instructions, the Company's Invitation to Self-Identify form includes the following assurance:

> In order to comply with certain government recordkeeping and reporting requirements for the administration of civil rights laws and regulations, we invite you to voluntarily complete this form.... Providing this information is voluntary and may be done by contacting your manager or HR representative. Refusal to provide this information will not subject any individual to adverse treatment by Charles Schwab.
>
> The information provided will be kept in strict confidence and may only be used in accordance with the provisions of applicable laws, executive orders, and regulations, including those that require the information to be summarized and reported to the federal government for civil rights enforcement. When reported, data will not identify any specific individual, except:
>
> (1) Necessary management and supervisory personnel may be informed in order to ensure proper placement and to provide reasonable job accommodations,
>
> (2) First-aid and safety personnel may be informed to the extent appropriate if the condition might require emergency treatment, and
>
> (3) Government officials investigating affirmative action program compliance may be informed pursuant to the above-cited laws and the Americans with Disabilities Act.

Typically, a very small percentage of a company's employees are listed in the 1-A Executive/Senior Level Officials and Managers job category. According to the EEOC's 2012 nationwide aggregated data for the Financial and Insurance industry, only 2.8% of all employees are classified by employers at that most senior level. *See* http://www1.eeoc.gov/eeoc/statistics/employment/jobpat-eeo1/2012/. These are individuals that many companies, including the Company, identify by name and title on their websites. *See* http://www.aboutschwab.com/about/leadership/. Public disclosure of the Company's EEO-1 information, therefore, has the potential to allow members of the public to directly connect the racial and ethnic information an employee provides with the identity of the employee. For example, if an establishment has only one female 1-A Executive listed on the EEO-1 Form, anyone looking at the Company's website and EEO-1 form would learn whether that employee had self-identified as Hispanic, or as one of the non-Hispanic racial categories: Black or African American, Native Hawaiian or Other Pacific Islander, Asian, American Indian or Alaska Native, or Two or More Races.

This result is prohibited under the EEO-1 regulations and instructions. By voluntarily and publicly disclosing the information other than in accordance with the applicable laws, the Company would be using the information employees have provided for purposes other than the summary reporting purposes for which it was provided. The information, by definition, would not be maintained "in strict confidence," and disclosure of the information raises the possibility that the data will "identify [a] specific individual," in contravention of the EEO-1 regulations. It is our opinion that the Company cannot lawfully use the EEO-1 other than "only in accordance with the provisions of applicable laws," and no law requires or permits the kind of public disclosure of EEO-1 information sought in the Proposal. The Company asks that its employees voluntarily identify their racial and ethnic backgrounds, with the assurance that the law will protect the privacy of that information because the Company will comply with the legal mandate that such information be used only to comply with governmental reporting requirements or in accordance with other laws and regulations. To publicly disclose that information – even for the laudable purpose of fostering a culture of diversity – would exceed the legally permissible uses of such data.

III. CONCLUSION

Based upon and subject to the foregoing and subject to the limitations stated herein, it is our opinion that the Proposal, if implemented, would violate federal law. The foregoing opinion is limited to federal employment law. We have not considered and express no opinion on state or local laws or other areas of law, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body. The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission and to the Proponent in connection with the matters addressed herein, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent. This letter speaks only as of the date hereof. We have no responsibility or obligation to update this letter or to take into account changes in law or facts or any other development of which we may later become aware.

Very truly yours,

Pillsbury Winthrop Shaw Pittman LLP

EXHIBIT C

FEDERAL LAW

Page 29 redacted for the following reason:
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*** COPYRIGHTED MATERIAL OMITTED ***

EXHIBIT D

COMPANY EMPLOYEE PROFILE FORM

Employee Profile

1. Personal Information

Name (First)	(Middle)	(Last)
Home Telephone Number ( )	Cellular Telephone Number ( )	

2. Educational Background

☐ High school graduate or equivalent
☐ Some college
☐ Technical school
☐ Two-year college degree
☐ Bachelor's degree
☐ Some graduate school
☐ Master's degree
☐ Doctorate (academic)
☐ Doctorate (professional)
☐ Post-doctorate

3. Invitation to Self-Identify

Schwab believes that equal employment opportunity provides a foundation for maintaining a diverse workplace. Schwab is committed to recruiting, hiring, and retaining a highly qualified, diverse workforce as a strategy to meet the company's business goals. Schwab is also committed to equal employment opportunity principles, and all employment decisions are based on merit, qualifications, performance, competence, and the company's business needs. Schwab strives to provide equal employment opportunities to employees and applicants without regard to race, color, sex, religion, age, national origin, disability, sexual orientation, gender identity, marital status, veteran status, or status in any group protected by federal, state, and local laws governing nondiscrimination in employment in every location where we have facilities. Equal employment opportunity applies to all employees and applicants for employment and to all terms and conditions of employment, including, but not limited to, hiring, placement, promotion, transfer, training, compensation, layoff, termination, and leave of absence. Schwab expressly prohibits any form of unlawful employee harassment or discrimination based on race, color, sex, religion, age, national origin, disability, sexual orientation, gender identity, marital status, veteran status, or status in any group protected by federal, state, or local law. Improper interference with the ability of Schwab's employees to perform their expected job duties will not be tolerated.

In order to comply with certain government recordkeeping and reporting requirements for the administration of civil rights laws and regulations, we **invite you to voluntarily complete this form.**

If you are an individual with a disability or a covered veteran, you may choose to tell us about any reasonable accommodation that would enable you to perform the job properly and safely, including special equipment or other accommodations. Providing this information is voluntary and may be done by contacting your manager or HR representative. **Refusal to provide this information will not subject any individual to adverse treatment by Charles Schwab.**

The information provided will be kept in strict confidence and may only be used in accordance with the provisions of applicable laws, executive orders, and regulations, including those that require the information to be summarized and reported to the federal government for civil rights enforcement. When reported, data will not identify any specific individual, except:

(1) Necessary management and supervisory personnel may be informed in order to ensure proper placement and to provide reasonable job accommodations,

(2) First-aid and safety personnel may be informed to the extent appropriate if the condition might require emergency treatment, and

(3) Government officials investigating affirmative action program compliance may be informed pursuant to the above cited laws and the Americans with Disabilities Act.

Race/Ethnicity (Please check one or more boxes below regarding your race/ethnicity, if applicable.)	
☐ **American Indian or Alaska Native**	A person having origins in any of the original peoples of North and South America (including Central America) and who maintains tribal affiliation or community attachment.
☐ **Asian (not Hispanic or Latino)**	A person having origins in any of the original peoples of the Far East, Southeast Asia, or the Indian Subcontinent, including, for example, Cambodia, China, India, Japan, Korea, Malaysia, Pakistan, the Philippine Islands, Thailand, and Vietnam.
☐ **Black or African American (not Hispanic or Latino)**	A person having origins in any of the black racial groups of Africa.
☐ **Hispanic or Latino**	A person of Cuban, Mexican, Puerto Rican, South or Central American, or other Spanish culture or origin regardless of race.
☐ **Native Hawaiian or Other Pacific Islander**	A person having origins in any of the peoples of Hawaii, Guam, Samoa, or other Pacific Islands.
☐ **White (not Hispanic or Latino)**	A person having origins in any of the original peoples of Europe, the Middle East, or North Africa.
☐ **Two or more races (not Hispanic or Latino)**	A person who identifies with more than one of the above races.
☐ **Decline to self-identify**	

3. Invitation to Self-Identify (Continued)

Gender	☐ Female	☐ Male

Do you identify as a person with a disability? (According to the Americans with Disabilities Act, a person with a disability is a person who has a physical or mental impairment that substantially limits one or more major life activities, who has a record of such an impairment, or who is regarded as having such an impairment.)	☐ Yes	☐ No

Military Status		
Information about your military status is requested for use in the event of a national defense need to assist with pay and benefit calculations during active duty.		
Are you a member of a Reserve component (includes National Guard) of the U.S. Armed Forces?	☐ Yes	☐ No
Have you ever served in the U.S. Armed Forces?	☐ Yes	☐ No
If you are a veteran, please select one or more categories below that apply to you.		
☐ **Armed Forces Service Medal Veteran**	A veteran who, while serving on active duty in the U.S. military, ground, naval, or air service, participated in a U.S. military operation for which an Armed Forces service medal was awarded pursuant to Executive Order 12985 (61 Fed. Reg. 1209).	
☐ **Other Protected Veteran**	A veteran who served on active duty in the U.S. military, ground, naval, or air service during a war or in a campaign or expedition for which a campaign badge, campaign medal, or expeditionary medal has been authorized.	
☐ **Recently Separated Veteran (Please indicate your most recent discharge date.)**	A veteran who served on active duty in the U.S. military, ground, naval, or air service and was discharged or released from active duty less than three years before today's date. ____/____/____ mm dd yyyy	
☐ **Disabled Veteran**	A veteran entitled to disability compensation by the Veterans Administration for a disability rated at 30% or more, or a person discharged for a disability incurred in the line of duty during any era.	

4. Signature

Signature and Date Required

X
Signature Print Name Date

charles SCHWAB